                          [BRYAN CAVE LLP LETTERHEAD]

August 1, 2005

Mr. Oscar Young
Ms. Keira Ino
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

         RE:    JAMES RIVER GROUP, INC.
                FORM S-1 REGISTRATION STATEMENT
                FILE NO. 333-124605

Dear Mr. Young and Ms. Ino:

This letter sets forth the draft responses of James River Group, Inc. (the
"Company") to comments provided during our telephone conversation with Mr. Young on July 29, 2005 with respect to the above-referenced Registration Statement on
Form S-1 (the "Form S-1"). Draft responses to each comment are set forth below.
Page references are to Pre-effective Amendment No. 3 to the Form S-1.

     1.  Reserve for losses and loss adjustment expenses - sensitivity, page 32

         The Company proposes the revisions to page 32 attached to this letter.

     2.  Reserve for losses and loss adjustment expenses - best estimate,

         The Company proposes the revisions to page 31 attached to this letter.

     3.  Application of FASB Statement 123(R), page 60

         Paragraph 181 of FASB Statement No.123 states that "The Board decided that the most straightforward approach would be to determine public or non public status based on an entity's characteristics at the date an award is granted". Further, Appendix E to FASB Statement No. 123 defines a nonpublic entity as "Any entity other than one (a) whose equity securities trade in a public market either on a stock exchange
         (domestic or foreign) or in the over-the-counter market, including securities quoted only locally or regionally, (b) that makes a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market, or (c) that is controlled by an entity covered by (a) or (b)."

         Based on this guidance, and after consultation with Ernst & Young LLP, the Company has concluded that it should apply FASB Statement 123 (R)
         rules for non public companies to

Mr. Oscar Young
Ms. Keira Ino
August 1, 2005

         awards granted while it was a non public company, and that it should apply FASB Statement 123 (R) rules for public companies to awards granted while it was a public company. Based on part (b) of the definition of a non public company in FASB Statement No. 123, the
         Company ceased being a non public entity on May 3, 2005 when it made a filing with a regulatory agency in preparation for the sale of the
         Company's equity securities in the public market.

         The accounting treatment to be applied to awards granted while the
         Company was a non public company is disclosed in paragraph 3 under
         "Recent Accounting Pronouncements" on pages F-11 and F-37. The accounting treatment to be applied to awards granted while the Company was a public company is disclosed in paragraph 4 under "Recent
         Accounting Pronouncements" on pages F-11 and F-37.

     4.  Fair value of stock options, pages F-23 and F-24

         The table below summarizes the Company's history of option grants by date and by quarter from inception. These amounts do not give effect to the ten-for-one stock split the Company intends to effect prior to completion of the offering.

         The Company's estimation of the fair value of its common stock from inception has been driven principally by (1) equity offerings in which independent parties have participated and (2) the Company's operating results. The Company consistently estimated the fair value of its common stock at $100 per share for the period from inception through
         April 19, 2004 based on private equity offerings during the same period, as described on pages F-20 and F-21. These offerings involved the participation of the persons described under "Certain Relationships and Related Transactions", as well as independent third parties.

         The Company increased the estimated fair value of its common stock to
         $125 per share in November 2004. The $125 per share price was estimated based on the application of valuation metrics for publicly traded commercial lines insurers published in the October 2004 edition of
         Monthly Deductible by Keefe, Bryette & Woods, Inc. in which the $125 per share estimated fair value was approximately equal to the median of the implied fair values per share. This increase was further supported by discussions with third party investors regarding a potential equity transaction. From those discussions, the Company believes the transaction could have been completed at a $125 per share price on terms similar to prior equity offerings by the Company. Though the transaction was not completed because circumstances changed the
         Company's need for the capital, the $125 per share estimated fair value was deemed the appropriate fair value for option grants during that quarter.

Mr. Oscar Young
Ms. Keira Ino
August 1, 2005

         Based on the above, the Company believes that the estimated fair values used at each option grant date represent the best estimate of the
         Company's value as of each respective grant date. The estimated fair value of the common stock used for all option grants other than the fourth quarter 2004 option grants corresponds to an actual offering price of shares issued near the grant date. Though the Company believes that the estimated fair value used for the fourth quarter 2004 option grants is appropriate, the application of the initial public offering price of its common stock (expected to be between $160 and $180 per share on a pre-split basis) to the fourth quarter 2004 option grants would be immaterial to earnings and stockholders' equity.

         The Company attributes the increase in the value of its common stock during 2005 to the increase in profitable operations during 2005, specifically, the Company's reported $9.2 million of net income for the six months ended June 30, 2005 which is a significant improvement over the $8.8 million of net income for the year ended December 31, 2004 and the $5.2 million loss for 2003.

-------------- ------------- ----------- ------------ ----------- ------------
                                                                    Per Share
                                 Option                Net Income/   Price of
                                Exercise   Options     (Loss) (in    Equity
Quarter Ended   Option Grant     Price     Granted        000's)     Raised
-------------- ------------- ----------- ------------ ----------- ------------
12/31/02           None          None           None       $(278)    None
-------------- ------------- ----------- ------------ ----------- ------------
3/31/03            None          None           None     $(1,158)    $100 (1)
-------------- ------------- ----------- ------------ ----------- ------------
6/30/03          5/15/03         $100        110,443     $(1,246)    $100 (2)
-------------- ------------- ----------- ------------ ----------- ------------
9/30/03           9/4/03         $100         17,302     $(1,541)    None
-------------- ------------- ----------- ------------ ----------- ------------
12/31/03           None          None           None     $(1,243)    $100 (3)
-------------- ------------- ----------- ------------ ----------- ------------
3/31/04          3/25/04         $100         29,685         $581    None
-------------- ------------- ----------- ------------ ----------- ------------
6/30/04          4/19/04         $100          8,850       $1,947    $100 (4)
-------------- ------------- ----------- ------------ ----------- ------------
9/30/04            None          None           None       $2,968    None
-------------- ------------- ----------- ------------ ----------- ------------
12/31/04         11/15/04        $125          3,936       $3,259    None
                 12/17/04        $125            711
-------------- ------------- ----------- ------------ ----------- ------------
3/31/05            None          None           None       $4,606    None
-------------- ------------- ----------- ------------ ----------- ------------
6/30/05            None          None           None       $4,587    None
-------------- ------------- ----------- ------------ ----------- ------------

         (1) January 2003 offering of Series A Convertible Preferred Stock to 44 shareholders, 25 of which represent independent third parties, 12 of which represent directors, executive officers or affiliates and seven of which represent other employees.

Mr. Oscar Young
Ms. Keira Ino
August 1, 2005

         (2) June 2003 offering of Series B Convertible Preferred Stock to 37 shareholders, 15 of which represent independent third parties, 17 of which represent directors, executive officers or affiliates and 5 of which represent other employees.

         (3) October 2003 offering Series B Convertible Preferred Stock to 45 shareholders, 22 of which represent independent third parties, 14 of which represent directors, executive officers or affiliates and nine of which represent other employees.

         (4) May 2004 offering of Series B Convertible Preferred Stock to two shareholders, one of which represents an independent third party and one of which represents an executive officer.

                                *  *  *  *  *

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6082.

                                        Sincerely,

                                        /s/ Heather R. Badami

                                        Heather R. Badami

cc:      Mary K. Fraser, Esq.
         James Atkinson
         J. Adam Abram
         Michael T. Oakes
         Kenneth L. Henderson, Esq.
         John M. Schwolsky, Esq.

     We issued 200,000 shares of Series B convertible preferred stock during the fourth quarter of 2003, with proceeds, net of notes receivable from employees and directors, of $19.7 million. This transaction was the primary reason for the increase in stockholders' equity from September 30, 2003 to
December 31, 2003.

CRITICAL ACCOUNTING POLICIES

     We have identified the accounting policies below as critical to the understanding of our results of operations and financial position. We use significant judgments and estimates concerning future results and developments in applying these accounting policies and in preparing our financial statements. Actual results may differ from these estimates. We evaluate our estimates on a continual basis using information that we believe to be relevant. For a detailed discussion of our significant accounting policies, see
Note 1 to the 2004 audited consolidated financial statements included in this prospectus.

     Reserve for Losses and Loss Adjustment Expenses

     The reserve for losses and loss adjustment expenses represents our estimated ultimate cost of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. We do not discount the reserve for losses and loss adjustment expenses. We estimate the reserve for losses and loss adjustment expenses using individual case-basis valuations of reported claims. We also use statistical analyses to estimate the cost of losses that have been incurred but not reported to us. Those estimates are based on historical information and on estimates of future trends that may affect the frequency of claims and changes in the average cost of claims that may arise in the future. As a relatively new company, our historical loss experience is limited. We utilize two primary actuarial methods to arrive at our loss reserve estimates for each line of business. One of the primary methods, the incurred Bornhuetter-Ferguson method, utilizes our initial expected loss ratio (the ratio of losses and loss adjustment expenses incurred to net earned premiums), expected reporting patterns for losses based on industry data and our actual reported losses and loss adjustment expenses to estimate the reserve. The other primary method, the loss ratio method, estimates the reserve by applying an expected loss ratio to net earned premiums by line of business. We did not change our actuarial methods during the three months ended March 31, 2005. We have generally selected the method that yields the highest reserve for each line of business. At March 31, 2005, our aggregate reserve is the sum of the selected estimates for each line of business. This aggregate reserve reflects our best estimate. Since we have selected the higher of the two methods at each financial statement date, the aggregate reserve includes components calculated using the incurred Bornhuetter-Ferguson method and components calculated using the loss ratio method. This combination of methods varies by line of business and period. The primary factor contributing to the difference between the methods is that the incurred Bornhuetter-Ferguson method incorporates assumptions regarding industry reporting patterns for losses and our reported loss and loss adjustment expenses which are not reflected in the loss ratio method. This means that the incurred
Bornhuetter-Ferguson method is more sensitive to our level of reported losses than the loss ratio method.

     The estimated net reserve at March 31, 2005 using the incurred
Bornhuetter-Ferguson method was $48.2 million, and the estimated net reserve at
March 31, 2005 using the loss ratio method was $55.6 million. Each of these reserve estimates are individual point estimates and do not constitute an actuarial range. Given that our insurance companies have limited historical experience, that losses on our casualty business often take a number of years to develop and that we write difficult classes of business which typically do not meet the risk criteria of standard carriers, we believe that we do not have sufficient evidence at this time to conclude that our ultimate loss ratios will be significantly better than our expected loss ratios. In most instances we record the reserve estimate derived using the loss ratio method as our best reserve estimate because the expected loss ratio used in this method is derived from our management's experience in the lines of business that we write and our current underwriting criteria. We record the reserve estimate derived from the incurred Bornhuetter-Ferguson method as our best estimate when the level of actual reported losses provides evidence that the ultimate loss ratio will exceed our expected loss ratio. We believe that generally selecting the higher of our two primary methods by line of business as the basis for our best reserve estimates at this early stage in our history is appropriate because more evidence is needed before we can reasonably conclude that our loss ratios will be significantly better

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than our expectations. In the future as more information becomes available to us and we develop more experience in our casualty business, we may adjust or change our actuarial methods. Such future methods may not necessarily result in selecting the highest estimate of our actuarial methods.

     Reserve estimates derived using the incurred Bornhuetter-Ferguson method are driven by our assumptions related to the expected loss ratio and the expected reporting pattern for losses, while reserve estimates derived using the loss ratio method are driven by our assumptions related to the expected loss ratio and are not sensitive to reporting patterns. Reporting pattern means the estimated percentage of the ultimate losses for a particular line of business that have been reported at the valuation date. The table below quantifies the impact that reasonably likely changes in these two variables, the expected loss ratio and the expected reporting pattern for losses, would have on the recorded reserve for losses and loss adjustment expenses at March
31, 2005. The reporting pattern scenarios below only apply to the incurred
Bornhuetter-Ferguson analysis. In the table below, the expected loss ratio and the expected reporting pattern refer to assumptions related to those two variables that we made in calculating the reserves that we recorded at March
31, 2005.



                                                                            IMPACT ON
LOSS                                                  REPORTING              RECORDED        CHANGE FROM
RATIO                                                  PATTERN               RESERVES     RECORDED RESERVES
------------------------------------------- ---------------------------- --------------- ------------------
                                                                          (IN THOUSANDS)

Increase expected loss ratio by 5% ........ Slower reporting                 $ 5,586             9.8%
Increase expected loss ratio by 5% ........ Expected reporting pattern         5,144             9.0%
Expected loss ratio ....................... Slower reporting                     623             1.1%
Expected loss ratio ....................... Expected reporting pattern             0             0.0%
Expected loss ratio ....................... Faster reporting                    -396            -0.7%
Reduce expected loss ratio by 5% .......... Expected reporting pattern        -4,880            -8.6%
Reduce expected loss ratio by 5% .......... Faster reporting                  -5,498            -9.7%


     We believe that loss ratios 5% above or below our expected loss ratio constitute a reasonable range of expectations. In addition, we believe that the adjustments that we made to speed up or slow down the reporting patterns in the sensitivity analysis above are reasonably likely outcomes. Under the incurred
Bornhuetter-Ferguson method, slowing the reporting pattern results in an increase in the estimate of reserves, because reported losses are seen as a smaller percentage of the ultimate reported losses, resulting in an increase in estimated unreported losses. Similarly, using a faster reporting pattern results in a decrease in the estimate of reserves. In determining the amounts by which to slow or accelerate the reporting patterns for the sensitivity analysis presented above, we applied judgment to reflect the fact that the variability of reasonably likely reporting pattern outcomes varies by major line of business. There is very little variability around our expected reporting patterns for our excess and surplus insurance property lines, because property claims are typically reported relatively quickly. Conversely, there is considerably more variability around our expected reporting patterns for our excess and surplus insurance casualty lines, because losses on casualty business often take a number of years to develop. Reporting patterns for workers' compensation insurance are generally slower than reporting patterns for our excess and surplus insurance property lines and generally faster than reporting patterns for our excess and surplus insurance casualty lines.
Accordingly, the variability around our expected reporting patterns for workers' compensation insurance is greater than it is for our excess and surplus insurance property lines and less than it is for our excess and surplus insurance casualty lines. The impact of recording the reserve for losses at the highest value from the sensitivity analysis above would be to reduce net income by $3.6 million and to reduce stockholders' equity at March 31, 2005 by 4.4%.
The impact of recording the reserve for losses at the lowest value from the sensitivity analysis above would be to increase net income by $3.6 million and increase stockholders' equity at March 31, 2005 by 4.3%. Such changes in the reserve for losses and loss adjustment expenses would not have an immediate impact on our liquidity, but would affect cash flow in future periods as the incremental or reduced amount of losses are paid.

     Our reserves are driven by a number of important assumptions including litigation and regulatory trends, legislative activity, social and economic patterns and claims inflation assumptions. Our reserve estimates reflect current inflation in legal claims settlements and assume we will not be subject to losses from significant new legal liability theories. Our reserve estimates also assume that we will not experience

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